UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the months of
February-March 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
2(b) : 82-_____.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: Award of Deep Offshore Blocks, Australia
EX-99.2: Sulige Field, China
EX-99.3: Nomination of Michel Benezit

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date : March 14, 2006	By : /s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Total Awarded Two Deep Offshore Blocks in Australia (February 27, 2006).

➢	EXHIBIT 99.2:	China: Total Enters into the Sulige Field (March 2, 2006).

➢	EXHIBIT 99.3:	Nomination of Michel Bénézit (March 9, 2006).